UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Gold Reserve Inc.

(Name of Issuer)

Class A common shares, no par value per share

(Title of Class of Securities)

38068N108

(CUSIP Number)

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

914-629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

12/14/2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,985,803
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,985,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,985,803
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,985,803
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,985,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,985,803
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,536,944
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,536,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,536,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Camac Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,448,859
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,448,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,448,859
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,985,803
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,985,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,985,803
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2021 (the “Schedule 13D”) as amended on June 9, 2022, August 15, 2022, October 25, 2022, November 8, 2022 and July 27, 2023 by the Reporting Persons with respect to the Class A common shares, no par value per share (the “Shares”) of Gold Reserve Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration

The Shares purchased by Camac Fund and Camac Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 8,536,944 Shares beneficially owned by Camac Fund is approximately $14,292,875, including brokerage commissions. The aggregate purchase price of the 6,448,859 Shares beneficially owned by Camac Fund II is approximately $10,414,457, including brokerage commissions.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 99,548,178 Shares outstanding as of September 30, 2023, which is the total number of Shares reported outstanding in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 27, 2023.

As of the date hereof, Camac Fund beneficially owned 8,536,944 Shares, constituting approximately 8.6% of the Shares outstanding.

As of the date hereof, Camac Fund II beneficially owned 6,448,859 Shares, constituting approximately 6.5% of the Shares outstanding.

Camac Partners, as investment manager of Camac Fund and Camac Fund II, may be deemed to beneficially own the 14,985,803 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 15.1% of the Shares outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund and Camac Fund II, may be deemed to beneficially own the 14,985,803 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 15.1% of the Shares outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 14,985,803 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 15.1% of the Shares outstanding.

(b) By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund.

By virtue of their respective positions with Camac Fund II, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund II.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

Camac Partners, LLC

By:	Camac Capital, LLC,
its Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

Camac Fund II, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Date of Purchase	Shares Purchased	Price Per Share ($USD)[1]

	CAMAC FUND LP
10/19/2023	48,492	2.400
10/20/2023	7,932	2.370
10/24/2023	10,000	2.300
10/25/2023	35,000	2.300

Date of Purchase	Shares Purchased	Price Per Share ($USD)[1]
	CAMAC FUND II, LP
11/28/2023	78,200	2.2600
11/29/2023	45,000	2.2867
11/30/2023	2,500	2.3235 (CAD 3.1231)
12/04/2023	400,000	2.5100
12/05/2023	25,000	2.5100
12/08/2023	38,350	2.5100
12/12/2023	22,180	2.5100
12/14/2023	177,434	2.6000

1.	Purchase on 11/30 was made in Canadian dollars. This purchase was converted to United States dollars using the prevailing conversion rate existing at the time of the purchases and included in the chart as converted to United States dollars. In the table above, the purchase price per share in Canadian dollars is set forth in parentheses next to the United States dollar purchase price per share.